UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) or (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

BITFARMS LTD.

(Exact name of registrant as specified in its charter)

Ontario	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

110 Yonge Street, Suite 1601
Toronto, Ontario, Canada	M5C 1T4
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Rights to purchase Common Shares	Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A. (d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:  N/A

Securities to be registered pursuant to Section 12(g) of the Act:  None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

Background

On June 8, 2024, the board of directors (the “Board”) of Bitfarms Ltd. (the “Registrant”) approved the Registrant’s Shareholder Rights Plan (the “Rights Plan”) as set forth in the Shareholder Rights Plan Agreement, dated June 10, 2024 (the “Rights Plan Agreement”). The purpose of the Rights Plan is to ensure, to the extent possible, that the Board has sufficient opportunity to identify, develop and negotiate value-enhancing alternatives, if considered appropriate, to any unsolicited Offer to Acquire (as defined in the Rights Plan Agreement) the Registrant’s outstanding common shares, no par value (the “Common Shares”), including pursuant to the Board’s current comprehensive review of strategic alternatives to maximize shareholder value.

Summary of the Rights Plan

The following is a summary of the principal terms of the Rights Plan. This summary is qualified in its entirety by the provisions of the Rights Plan Agreement, a copy of which is included as an exhibit to this registration statement.

Effective Date and Term

The Rights Plan became effective on June 10, 2024 (the “Effective Date”), after approval by the Board on June 8, 2024. Notice for filing of the Rights Plan has been provided to the Toronto Stock Exchange (“TSX”) and, under the rules of the TSX, a rights plan must be ratified by shareholders at a meeting held within six months following the adoption of the plan. Pending shareholder ratification and approval of the Rights Plan, the Rights Plan will remain in effect so that its intent is not circumvented prior to the Meeting. All shareholders will be permitted to vote on ratification and approval of the Rights Plan, other than those holders of Common Shares and any other shares in the capital of the Registrant entitled to vote generally in the election of all directors (“Voting Shares”) who are not Independent Shareholders (as defined below). If the Rights Plan is not ratified by Independent Shareholders at a meeting of shareholders of the Registrant to be held not more than six months following the Effective Date, or reconfirmed at the third annual meeting following each shareholders’ meeting at which the Rights Plan is ratified or reconfirmed, the Rights Plan will terminate.

Issue of Rights

At the close of business on June 20, 2024 (the “Record Time”), one right (a “Right”) will be issued and attached to each Common Share outstanding as at the Record Time and will attach to each Common Share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the expiration of the Rights Plan (the “Expiration Time”).

Rights Exercise Privilege

The Rights are not exercisable initially. The Rights generally separate from the Common Shares and become exercisable ten trading days after the earlier of the first date of public announcement or disclosure of facts indicating that a person has become an Acquiring Person (as defined below) (such date being the “Stock Acquisition Date”), the commencement or announcement of the intention of any person to commence a take-over bid which would result in such person becoming the Beneficial Owner (as defined in the Rights Plan Agreement) of 20% or more of the Voting Shares, other than by an acquisition pursuant to a Permitted Bid (as defined below) or a transaction otherwise permitted by the Rights Plan (in any such case, the “Separation Time”). The transaction in or pursuant to which any person (an “Acquiring Person”) becomes the Beneficial Owner of, from the Effective Date to and including September 10, 2024, 15%, and thereafter, 20% (the “Stipulated Percentage”) of the Voting Shares, other than by way of a Permitted Bid or a transaction otherwise permitted by the Rights Plan, is referred to as a “Flip-in Event.”

Any Rights held by an Acquiring Person will become null and void upon the occurrence of a Flip-in Event. Ten trading days after the Stock Acquisition Date each Right (excluding Rights held by an Acquiring Person which have become void), will permit the purchase of that number of Common Shares having an aggregate Market Price (as defined in the Rights Plan Agreement) on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price (as defined in the Rights Plan Agreement) for an amount in cash equal to the Exercise Price. The Exercise Price is defined, for the period from and after the Separation Time, as an amount equal three (3) times the Market Price per Common Share determined as at the Separation Time. For instance, if the Market Price at the Separation Time is C$50 per share, the Exercise Price would be C$150 and each Right would entitle the holder to acquire Common Shares having an aggregate Market Price on the date of consummation or occurrence of a Flip-in Event of C$300 (i.e., twice the Exercise Price [2 x C$150]) in exchange for cash consideration equal to the Exercise Price. In effect, each shareholder (other than an Acquiring Person) will have the right, upon the occurrence of a Flip-in Event, to acquire six (6) Common Shares at a price equal to 50% of the Market Price, as determined for the purposes of the Rights Plan, assuming the Market Price per Common Share on the date of consummation or occurrence of a Flip-in Event is C$50.

Trading of Rights

Until the Separation Time, the Rights will be evidenced by the certificates representing the associated Common Shares and will be transferable only together with the associated Common Shares. From and after the Separation Time, separate certificates evidencing the Rights (“Rights Certificates”) will be sent to holders of record of Common Shares (other than an Acquiring Person) as of the Separation Time. Rights Certificates will also be issued for Rights in respect of Common Shares issued after the Separation Time and before the Expiration Time, to each holder (other than an Acquiring Person) converting securities that are exchangeable for Common Shares after the Separation Time. Rights will trade separately from the Common Shares after the Separation Time.

Permitted Lock-up Agreements

A bidder may enter into lock-up agreements (a “Permitted Lock-Up Agreement”) with shareholders whereby such shareholders agree to deposit or tender their Voting Shares to the take-over bid (the “Lock-Up Bid”) without a Flip-in Event occurring.

Such Permitted Lock-Up Agreement must be publicly disclosed and permit the shareholder to terminate its obligation to deposit or tender Voting Shares or not to withdraw its securities from the Permitted Lock-Up Agreement in order to deposit or tender the Voting Shares to another take-over bid or support another transaction that in either case (i)(a) will provide a greater price or value to the shareholder than the Lock-Up Bid or (b) contains an offer price or value for each Voting Share that exceeds by as much as or more than a specified amount, which specified amount may not be greater than 7% of the price or value to the shareholder of the Lock-Up Bid and (ii) if the number of Voting Shares to be purchased under the Lock-Up Bid is less than 100% of the Voting Shares held by Independent Shareholders, the number of Voting Shares to be purchased under such other take-over bid or transaction at a price or value that is not less than the Lock-Up Bid (a) will be greater than the number of Voting Shares offered to be purchased under the Lock-Up Bid or (b) exceeds the number of Voting Shares offered to be purchased under the Lock-Up Bid by as much or more than a specified amount, which specified amount may not be greater than 7% of the number of Voting Shares offered to be purchased under the Lock-Up Bid.

In addition, such Permitted Lock-Up Agreement must provide that no “break-up” fees, “top-up” fees, penalties, expenses or other amounts that exceed, in the aggregate, the greater of (i) the cash equivalent of 3.0% of the price or value of the consideration payable under the Lock-Up Bid to such shareholder and (ii) 50% of the increase in the consideration received under another take-over bid or transaction shall be payable by the shareholder if the shareholder fails to deposit or tender its securities to the Lock-Up Bid, withdraws Voting Shares previously tendered thereto or supports another transaction.

Permitted Bid Requirements

A “Permitted Bid” is a take-over bid, made by an Offeror (as defined below) by way of take-over bid circular, which also complies with the following additional provisions:

●	the take-over bid is made to all holders of Voting Shares on the books of the Registrant, other than the Offeror;

●	no Voting Shares are taken up or paid for pursuant to the take-over bid unless more than 50% of the Voting Shares held by Independent Shareholders (i) shall have been deposited or tendered pursuant to the take-over bid and not withdrawn and (ii) have previously been or are taken up at the same time;

●	no Voting Shares are taken up or paid for pursuant to the take-over bid prior to the close of business on the date that is no earlier than the earlier of (i) 105 days following the date of the take-over bid and (ii) the last day of the initial deposit period that the Offeror must allow securities to be deposited under the take-over bid pursuant to NI 62-104 – Take-Over Bids and Issuer Bids (“NI 62-104”);

●	Voting Shares may be deposited pursuant to such take-over bid at any time during the period of time between the date of the take-over bid and the date on which Voting Shares may be taken up and paid for and any Voting Shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and

●	if on the date on which Voting Shares may be taken up and paid for under the take-over bid, more than 50% of the Voting Shares held by Independent Shareholders have been deposited or tendered pursuant to the take-over bid and not withdrawn, the Offeror makes a public announcement of that fact and the take-over bid is extended to remain open for deposits and tenders of Voting Shares for not less than ten days from the date of such public announcement.

For purposes of the Rights Plan Agreement, (i) should a take-over bid which qualified as a Permitted Bid cease to be a Permitted Bid because it ceases to meet any or all of the requirements mentioned above prior to the time it expires (after giving effect to any extension) or is withdrawn, any acquisition of Voting Shares made pursuant to such take-over bid shall not be a Permitted Bid Acquisition (as defined in the Rights Plan Agreement) and (B) the term “Permitted Bid” shall include a Competing Permitted Bid (as defined below).

“Independent Shareholders” is defined in the Rights Plan Agreement as all holders of Voting Shares, other than any Acquiring Person, any person that is making or has announced a current intention to make a take-over bid but only so long as the take-over bid so announced or made has not been withdrawn or terminated or has not expired (an “Offeror”) (other than a person who by virtue of the exception for investment advisors described below is not deemed to beneficially own the Voting Shares held by such person), Affiliates or Associates (as each such term is defined in the Rights Plan Agreement) of an Acquiring Person or Offeror, any person acting jointly or in concert with such Acquiring Person or Offeror and any employee benefit, deferred profit sharing, stock participation plan and any other similar plan or trust for the benefit of employees of the Registrant unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or direct whether the Voting Shares are to be tendered to a take-over bid.

The Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid is a take-over bid which also complies with the following additional provisions:

●	the take-over bid is made after a Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry, termination or withdrawal of such Permitted Bid or Competing Permitted Bid;

●	the take-over bid complies with all of the provisions of a Permitted Bid other than the condition set forth in Subsection (iii) of the definition of a Permitted Bid in the Rights Plan Agreement; and

●	no Voting Shares are taken up or paid for pursuant to the take-over bid prior to the close of business on the date that is the last day of the initial deposit period that the Offeror must allow securities to be deposited under the take-over bid pursuant to NI 62-104;

provided that, should a Competing Permitted Bid cease to be a Competing Permitted Bid because it ceases to meet any or all of the requirements mentioned above prior to the time it expires (after giving effect to any extension) or is withdrawn, then any acquisition of Voting Shares made pursuant to such Competing Permitted Bid, including any acquisition of Voting Shares made prior to such time, shall not be a Permitted Bid Acquisition.

Waiver

The Board, acting in good faith, may, until the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event where it would occur by reason of a take-over bid which is made by a take-over bid circular to all holders of Voting Shares.

Where the Board exercises such waiver power for a particular Flip-in Event, the Board shall be deemed to have exercised such waiver power to any other Flip-in Events subsequently occurring by reason of a take-over bid which is made by means of a take-over bid circular to all holders of Voting Shares prior to the expiry of any other bid for which the Rights Plan is, or is deemed to have been, waived.

The Board may, in respect of any Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event where the Board has determined within ten trading days following a Stock Acquisition Date that the Acquiring Person became an Acquiring Person by inadvertence and without any intent or knowledge that it would become an Acquiring Person and such person has reduced its beneficial ownership within fourteen days after the foregoing determination by the Board such that it is no longer an Acquiring Person.

The Board, acting in good faith, may, with the approval of a majority of votes cast by the Independent Shareholders voting in person or by proxy at a meeting duly called for that purpose, determine, at any time prior to the occurrence of a Flip-in Event, to waive the application of the Rights Plan for any Flip-in Event.

Redemption

The Board, with prior approval of the holders of Voting Shares or the holders of Rights, at any time prior to the occurrence of a Flip-in Event, may redeem all of the then outstanding Rights at a price of C$0.00001 each.

Amendment

The Board may amend the Rights Plan Agreement with the prior approval of the holders of Voting Shares (or holders of Rights if the Separation Time has occurred).

The Board, without such approval, may make amendments to the Rights Plan Agreement to correct any clerical or typographical error, which are required to maintain the validity of the Rights Plan Agreement as a result of any change in any applicable legislation or regulations or rules thereunder or to cure any ambiguity, to correct or supplement any provision therein which may be defective or inconsistent with any other provision therein, or to make any other provisions with respect to matters or questions arising thereunder, provided that such action shall not adversely affect the interests of the holders of Voting Shares or Rights in any material respect.

Exception for investment advisors

Investment managers (for client accounts), trust companies (acting in their capacity as trustees or administrators or in a similar capacity), statutory bodies managing investment funds (for employee benefit plans, pension plans, insurance plans or various public bodies) and registered pension funds or plans and their administrators or trustees who become the Beneficial Owner of the Stipulated Percentage or more of the Voting Shares are exempted from triggering a Flip-in Event, provided that they are not making and have not announced an intention to make, a take-over bid, alone or by acting jointly or in concert with any other person.

The foregoing description of the Rights and the Rights Plan are qualified in their entirety by reference to the full text of the Rights Plan Agreement, a copy of which is attached as an exhibit hereto and incorporated by reference herein.

Item 2.   Exhibits.

Exhibit No.	Description
3.1	Articles of Bitfarms Ltd.

3.2	Bylaws of Bitfarms Ltd.

4.1	Shareholder Rights Plan Agreement, dated as of June 10, 2024, between the Registrant and TSX Trust Company, as Rights Agent.

4.2	Form of Rights Certificate (included as part of Exhibit 4.1 hereto).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: June 17, 2024

BITFARMS LTD.

	By:	/s/ Nicolas Bonta
		Name:	Nicolas Bonta
		Title:	Chairman and Interim CEO